

June 15, 2011

<u>Via E-mail</u>
Ms. June Howard
Senior Vice President and Chief Accounting Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-07434

Dear Ms. Howard:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Gus Rodriguez
Accounting Branch Chief